UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **August 14, 2006**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On August 14, 2006, Cleco Corporation (the "Company") entered into an Underwriting Agreement with the underwriters named in Schedule I thereto (the "Underwriters") for the public offering of 6,000,000 shares of the Company's common stock (the "Shares"). The Shares were registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the shelf registration statement (Registration No. 333-109506) of the Company, as supplemented by the Prospectus Supplement dated August 14, 2006 relating to the Shares filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act. Closing of the issuance and sale of the Shares is scheduled for August 18, 2006.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are furnished herewith:

1.1   Underwriting Agreement dated August 14, 2006 by and between the Company and the Underwriters.

5.1   Opinion of Mark D. Pearce, Acting General Counsel, Director-Regulatory Compliance and Assistant Corporate Secretary of the Company, as to the legality of the Shares.

99.1   Press Release issued August 14, 2006 relating to the offering of the Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: August 17, 2006   By: /s/ Kathleen F. Nolen
                                              Kathleen F. Nolen
                                              Senior Vice President and Chief
                                              Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Underwriting Agreement dated August 14, 2006 by and between the Company and the Underwriters.
5.1	Opinion of Mark D. Pearce, Acting General Counsel, Director-Regulatory Compliance and Assistant Corporate Secretary of the Company, as to the legality of the Shares.
99.1	Press Release issued August 14, 2006 relating to the offering of the Shares.